Exhibit 99.1

CONFIDENTIAL

BEST Inc. Agrees to Sell its Express Business in China

HANGZHOU, China, October 29, 2021 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it has agreed to sell its express delivery business in China (the “Business”) to J&T Express Co., Ltd. (J&T Express China), a PRC limited liability company and a logistics services provider in China, at approximately RMB6.8 billion (US$1.1 billion) enterprise value. The sale does not include any of BEST’s other businesses, namely, Supply Chain Management, Freight, Ucargo and Global. The consideration to be paid for the Business is subject to certain adjustments and conditions under the terms of a definitive agreement entered into by the parties. BEST currently expects to receive approximately RMB3.9 billion (US$0.6 billion) for the Business in cash.

This sale is subject to certain closing conditions and applicable regulatory approvals. The sale is currently expected to close in the first quarter of 2022.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “BEST operates with a vital and compelling mission in today’s marketplace – to empower businesses and enrich society with a smarter, more efficient supply chain. Toward this end, we have made significant progress by leveraging technologies and innovating business models. In light of the unexpected ongoing challenges from COVID-19 and evolving industry dynamics, we believe this transaction allows us to better capitalize on our strengths by focusing on supply chain-based logistics solutions and providing integrated supply chain, freight and global logistics services to our customers. At the same time, it will enhance our balance sheet and provide a better pathway to profitability. As we hone our offerings and consolidate resources around our core competencies, we are confident in our ability to drive improved customer service and satisfaction, enhance employee career development opportunities, and maximize value for our shareholders.”

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com